PE 1/19/2015



NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

15005728

March 12, 2015

Rick E. Hansen
Chevron Corporation
rhansen@chevron.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-12-15

Re: Chevron Corporation
Incoming letter dated January 19, 2015

Dear Mr. Hansen:

This is in response to your letters dated January 19, 2015 and March 4, 2015 concerning the shareholder proposal submitted to Chevron by As You Sow on behalf of Samajak LP, Arjuna Capital/Baldwin Brothers Inc. on behalf of Deborah Y. Hawthorn and Zevin Asset Management, LLC on behalf of Carol Reisen. We also have received letters on behalf of Samajak LP dated February 20, 2015 and March 9, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 12, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 19, 2015

The proposal requests that the board adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects.

We are unable to concur in your view that Chevron may exclude the proposal or the supporting statement under rule 14a-8(i)(3). We are unable conclude that the proposal, or the supporting statement, is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Chevron may omit the proposal or the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

// SANFORD J. LEWIS, ATTORNEY

March 9, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation, Shareholder Proposal of Samajak LP (As You Sow) et al. on dividend policy

Ladies and Gentlemen:

As You Sow Foundation, on behalf of the Samajak, L.P., and co-filers Zevin Asset Management, LLC, on behalf of Carol Reison, and Arjuna Capital on behalf of Deborah Y. Hawthorn ("Proponents"), filed a shareholder proposal for inclusion in Chevron Corporation's 2015 shareholder meeting proxy statement ("Proposal"). The Proposal requests the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution in light of the growing potential for stranded assets and decreased profitability associated with capital expenditures on high cost, unconventional projects.

On February 20, 2015, As You Sow provided a Reply in response to Chevron's January 19, 2015 omission letter ("Company Letter"). By letter dated March 4, the Company filed a supplemental response to the Proponent's Reply ("Supplemental Response"). This letter, a copy of which is being sent concurrently to Mr. Hansen, responds to the Supplemental Response.

The Company's Supplemental Response raises no new issues. The Company reiterates its original argument that the Proposal is vague because it does not specify how the increase in capital distributions are to be achieved in relation to the risks of "high cost, unconventional projects." The clear and simple proposition of the Proposal, however, is that the Board should develop a policy that increases capital distributions to shareholders taking account of the stated risks; *how* it develops the policy is left to its discretion.

Chevron's arguments imply that a Proposal must specify an action or goal <u>and</u> outline the method by which the goal should be achieved. This is not the case. The cases Proponents cited previously in our reply[1] requested a dividend policy but did not specify *what* the policy should be or *how* it should be implemented. The Staff decisions confirmed that such requests are not excludable. Even proposals requesting specific actions, such as developing greenhouse gas

[1] *Potlatch Corporation,* (February 18, 2003); *Duke Energy Corporation* (January 10, 2003); *Burlington Northern Santa Fe Corp.* (February 6, 1998); *Global Marine Inc.* (February 21, 1995).

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

targets, necessarily leave critical decisions to management and board. For instance, they often do not specify what the targets should be or how they should be achieved and yet have not been found excludible under Rule 14a-8(i)(3).[2] In fact, to do so could run the risk of micromanaging the company and the risk of exclusion under Rule 14a-8(i)(7).

It is not different here. The present Proposal states what the requested action is: that the Board of Directors issue and adopt a dividend policy increasing capital distributions in light of the stated risks associated with capital expenditures on high cost, unconventional projects. How the Board chooses to implement this request is entirely and appropriately left to its discretion.

For instance, the policy might, after board deliberation, simply result in the issuance of an increased dividend, leaving less capital for all other projects. Such a dividend can serve to reduce the identified risks, leaving less capital for high cost, unconventional projects. However, the Board could include other more aggressive steps in the policy if it deems them prudent after consideration of the stated risks, including divesting from high-risk operations, altering the Company's demand forecast and capital allocation priorities, or increasing debt to fund more climate-change resilient technologies while simultaneously increasing capital distributions. All of these actions are at the Company's discretion, though none are dictated by the Proponent's Proposal.

Despite the Company's argument, shareholders will not be confused by this request. Shareholders who vote for the Proposal would expect a policy to be issued that increases dividends in consideration of the stated risks. Such increased dividends, however achieved, will give money back to shareholders, which would serve as a prudent use of investor capital.

The Company, by arguing that compliance with Rule 14a-8(i)(13) is irrelevant to compliance with Rule 14a-8(3), does not strengthen its argument. The two must be read in light of one another. Chevron's argument creates a fundamental contradiction. In order to overcome the supposed vagueness, the Proposal would have to dictate specific methods by which the dividend is achieved. This would risk preclusion under Rule 14a-8(i)(13) and under Rule 14a-8(3) as micromanagement.

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[2] *See, e.g., Chesapeake Bay Corporation* (April 2, 2010), policy not excludable under Rule 14a-8(i)(3) that requested "that the board of directors issue a sustainability report describing the company's short- and long-term responses to environmental, social and governance-related issues, including greenhouse gas emissions data and plans to manage emissions"; *Devon Energy Corporation* (January 31, 2014), proposal not excludable under Rule 14a-8(i)(3) that requested: that the company prepare a report on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change, including analysis of long- and short-term financial and operational risks to the company"; *Safeway, Inc.* (March 17, 2010), proposal non excludable under Rule 14a-8(i)(3) where the proposal, in part, requested that the Board "Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets."

The Company also reiterates its argument that the definitions of key terms in the Proposal are unclear. As set forth in detail in Proponent's Reply, the terms are sufficiently clear for shareholders to understand the risks addressed by the Proposal. A comparable effort by *Exxon Mobil* (March 15, 2013) to exclude a proposal seeking policy to prohibit the use of treasury funds in political contributions without defining "treasury funds" was rejected by Staff as not vague under Rule 14a-8(i)(3).he same logic applies to "unconventional" fuels and "stranded assets" which are sufficiently clear in context for shareholders to understand the scope of the issues and risks to be addressed by the Proposal and its implementation.

For the above reasons, the Proponents maintain that both management and shareholders can determine with certainty the actions and measures sought by the Proposal. Accordingly the Proposal is not excludable under Rule 14a-8(i)(3) and must be included in the proxy.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis

cc: Rick E. Hansen



Rick E. Hansen
Assistant Secretary and
Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3120
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

March 4, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Supplemental Letter Regarding Stockholder Proposal of Samajak LP (As You Sow) et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 19, 2015, Chevron Corporation (the "Company") submitted a letter (the "No-Action Request") seeking the concurrence of the staff of the Division of Corporation Finance (the "Staff") to omit from Chevron's proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from As You Sow on behalf of Samajak LP, Arjuna Capital on behalf of Deborah Y. Hawthorn, and Zevin Asset Management, LLC on behalf of Carol Reisen (the "Proponents").

The Proposal requests that the Company's Board of Directors (the "Board") "adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of" certain articulated risks. The No-Action Request indicated our belief that the Proposal could be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

The Proponents' counsel, Mr. Sanford J. Lewis, submitted a response to the No-Action Request (the "Response") on February 20, 2015, a copy of which is attached hereto as Exhibit A. In the Response, the Proponents argue that the Proposal should not be excluded pursuant to Rule 14a-8(i)(3) because "the action requested by the Proposal is clear." We write to address this argument. In summary, the action requested by the Proposal remains vague and indefinite, the Proposal's excludability under Rule 14a-8(i)(13) is irrelevant to the assessment as to whether the

Proposal is excludable under Rule 14a-8(i)(3), and the Proposal's supporting statement furthers the vague and indefinite nature of the Proposal.

As explained in the No-Action Request, the Proposal is vague and indefinite in part because it is not clear how the Proposal's requested commitment to increase capital distributions is intended to relate to the risks of "high cost, unconventional" projects. Pages 3 to 4 of the Response Letter argue that the phrase "in light of" should be read as "interchangeable with 'in consideration of'" in the Proposal. This argument ignores other valid readings of this phrase. While "in light of" can mean "in consideration of," other definitions include "in relationship to"[1] or "drawing knowledge or information from."[2] As the Proposal provides no context describing the relationship between capital distributions and the projects it references, neither the Company nor its stockholders could determine how such projects are intended to relate to such distributions. Accordingly, as discussed in the No-Action Request, it is not clear whether the Proposal calls for (i) increased capital distributions in consideration of the articulated risks of certain projects, (ii) increased capital distributions to be funded by a reduction in spending on such projects, (iii) capital distributions to be benchmarked to the risks of such projects, or (iv) something else entirely.

The Proponents argue that the Proposal was written for consistency with Rule 14a-8(i)(13). The fact that the Proponents intended to comply with Rule 14a-8(i)(13) when drafting the Proposal is irrelevant as to whether the Proposal is vague and indefinite under Rule 14a-8(i)(3), however. The ambiguity in the Proposal relates not only to the "various ways in which the Board might accomplish [the goal of adopting a policy to increase dividends]," as the Response argues, but also as to whether some indeterminate action addressing "high cost, unconventional projects" is required to implement the proposed policy and dividend increase. The Proponents' argument that the Proposal permissibly grants flexibility to the Board in determining what actions to take with respect to dividends is unresponsive to that ambiguity in the Proposal.

We also continue to believe that key terms used in the Proposal—"unconventional," "high cost" and "stranded assets"—are materially vague and indefinite. The Response argues that "the term 'unconventional,' in the context of energy production, is widely used by energy companies and in mainstream financial and business press." However, nothing in the Proposal indicates to stockholders the meaning of the term, including whether "unconventional" is intended to have its common, colloquial meaning or the technical meaning used as a term of art in the oil and gas industry. In addition, the Response argues that "neither the [stockholder] nor the company need a specific dollar value for 'high cost,' rather, the concern is costs that are higher than are likely to be recouped." However, the determination as to whether any oil and gas project will be likely to recoup the Company's investment in such project is based on estimates on the future price of oil and gas. Under the Response's definition, a stockholder who believes that the price of oil will drop to $20 a barrel, a stockholder who believes that oil will maintain a price of $60 a barrel, and a stockholder who believes that oil will increase to a price of $100 a barrel would all have

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[1] *See* Dictionary.com, *available at* http://dictionary.reference.com/browse/in%20light%20of%20?s=t.

[2] *See* Oxford Dictionaries, *available at* http://www.oxforddictionaries.com/us/definition/american_english/in-the-light-of?q=in+light+of&searchDictCode=all.

dramatically different conceptions of what constituted a "high cost" project. Similarly, the Response states that "'[s]tranded assets' in [the context of the Proposal] are Company assets which, due to the increasing costs of production and/or the potential for decreased demand, have a high risk of loss of value." However, the Proposal does not include any such definition and instead only references "stranded assets" without any context as to the meaning of the phrase. Accordingly, and consistent with the Staff precedent cited in the No-Action Request, the Proposal is excludable under Rule 14a-8(i)(3) because it fails to define terms that are critical to stockholders' understanding the Proposal.

Finally, the Response asserts that the supporting statement "provides an explanation for the requested action." As noted in the No-Action Request, not only is the relationship between the Proposal and its supporting statement unclear and subject to multiple interpretations, but the "requested action" in the Proposal is similarly unclear. The supporting statement focuses entirely on the risks of certain projects in the oil and gas industry, but gives no indication as to *how the dividend policy requested by the Proposal is to be implemented in relation to such risks*. For example, as indicated in the No-Action Request, it is possible to read the Proposal as requesting that the Company increase dividends generally because of certain concerns, or that the Company reduce expenditures on certain projects and distribute the difference to stockholders, or that the Company benchmark dividends to the risks associated with certain capital expenditures. The supporting statement indicates that the Proposal may concern more than a mere increase in capital distributions, as it requests such distributions "in light of" certain articulated risks, but without providing any guidance as to how the Company should respond to such risks. Accordingly, the Proposal is vague and indefinite and may be excluded under Rule 14a-8(i)(3).

Based upon the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please send any correspondence regarding this letter to my attention at rhansen@chevron.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778.

Sincerely,



Rick E. Hansen
Assistant Secretary and Managing Counsel

cc: Sanford J. Lewis
Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP

EXHIBIT A

SANFORD J. LEWIS, ATTORNEY

February 20, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation, Shareholder Proposal of Samajak LP (As You Sow) et al. on dividend policy

Ladies and Gentlemen:

As You Sow Foundation, on behalf of the Samajak, L.P., and co-filers Arjuna Capital on behalf of Deborah Y. Hawthorn, and Zevin Asset Management, LLC, on behalf of Carol Reison ("The Proponents") beneficial owners of common stock of Chevron Corporation ("Company"), filed a shareholder proposal for inclusion in the Company's 2015 shareholder meeting proxy statement requesting the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution in light of the growing potential for stranded assets. ("Proposal").

As You Sow provides this reply in response to a letter dated January 19, 2015 ("Company Letter"), sent to the Securities and Exchange Commission Staff ("Staff") by Rick E. Hansen, the Company's managing counsel. A copy of this reply is being sent concurrently to Mr. Hansen.

SUMMARY

The Proposal requests the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing risks of stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects. The whereas clauses of the proposal explain that due to climate and price related pressures such projects pose increasing risk to value, including the risk of stranded, unusable assets. The Company Letter contends that the Proposal may be excluded from the 2015 proxy statement by virtue of Rule 14a-8(i)(3), asserting that it is vague and indefinite so as to be inherently misleading as to how it should be implemented. However, the action requested by the Proposal is clear. Accordingly, the Proposal is not excludable within the meaning of Rule 14a-8(i)(3) and must be included in the Company's 2015 proxy materials.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

PROPOSAL

The Resolved clause of the Proposal states:

> Resolved: Shareholders request the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects.

The Whereas clauses note that a transformation of the world's energy system is placing pressure on global demand for oil; dramatic production-cost increases have occurred; and Bloomberg, Goldman Sachs and Kepler Cheuvreux's analyses note a "capex crisis" is occurring that raises the risk of stranded assets. This increasing risk to shareholders is to be considered by the Board in adopting a dividend policy increasing the amount authorized for capital distribution to shareholders. The full text of the Proposal is included as Appendix A to this letter.

ANALYSIS

I. The Proposal is not excludable under Rule 14a-8(i)(3) because shareholders can, with reasonable certainty, determine the action requested.

The Company claims that the Proposal is excludable pursuant to Rule 14a-8(i)(3), either because the resolved clause or the supporting statement is vague and indefinite. However, as will be documented below, the proposal is fully in compliance with Rule 14a-8(i)(3) and not excludable on that basis. Furthermore, the requirements of Rule 14a-8(i)(13) would preclude many of the ostensible interpretations suggested by the Company.

A. The Action Sought by the Proposal Is Clear: The Adoption and Issuance of a Dividend Policy by the Board of Directors in Light of the Stated Risks

The Company's initial argument asserts that the Proposal is subject to multiple interpretations, each of which contemplates different actions. The Company notes that the Proposal requests: "...a policy to increase the Company's dividend "in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects." The Company then asserts that "... it is not at all clear whether the increase in the dividend is merely *in consideration of* the risk of "stranded assets" and "capital expenditures on high cost, unconventional projects," or if it is to be *accomplished by* a corresponding decrease in capital expenditures on so-called "high cost, unconventional projects." The Resolved clause of the Proposal clearly states that the dividend policy is to be adopted "in light of" the stated risks. "In light of" is interchangeable with "in consideration of." In fact, the

McGraw Hill dictionary defines the phrase "in light of" as "because of certain knowledge now in hand, considering something."[1] There is no inherent vagueness in such a request.

As another alternative, the Company asserts that the Proposal could be read "as requesting that the proposed increase in the Company's dividend be *based on or benchmarked to* 'the growing potential' for stranded assets and 'decreasing profitability' related to certain capital expenditures, such that greater exposure to stranded assets or decreases in profitability would correspond to increased dividends." The text of the Proposal does not request or mandate that the dividend increase be accomplished in any particular manner. In order to draw this conclusion, the Company has to read past the plain language of the proposal, as well as the limitations of the proxy rules, which expressly prohibit a shareholder from making the kinds of requests the Company is attempting to read into the Proposal.

A Proposal is only excludable on the basis of vagueness under Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B (September 15, 2004). The Proposal is clear as drafted. Shareholders and the Board can determine with certainty what is being requested, a policy to increase dividends in light of the stated risks. The Company's attempt to add ambiguity by asserting various ways in which the Board might accomplish this goal is unavailing.

B. The Proposal was written for consistency with Rule 14a-8(i)(13) Which Bars A Mandatory Formula in Proposals Requesting a Dividend Policy

The proxy rules allow shareholders to request a policy to increase dividends, but they preclude inclusion of a *formula* for issuing dividends, and instead require sufficient leeway for management decisions as to how and when dividends will be issued. Rule 14a-8(13) provides that a Proposal is *excludable* if it "relates to specific amounts of cash or stock dividends," and proposals that seek "forms, methods or procedures" of dividend payments are also excludable. *Sonoma West Holdings, Inc.* (August 17, 2000). Numerous staff decisions have interpreted requests for benchmarking dividends or share buybacks to specific considerations as entailing prohibited formulas.

In writing a proposal on dividends, Proponents followed Rule 14a-8(i)(13) and Staff precedent in ensuring that no mandatory formula or benchmarking was included in the Proposal. The Company's assertions that the Proposal could require alternative interpretations such as benchmarking dividend increases to certain capital expenditures, or decreasing capital expenditure on high cost, unconventional projects, are not legally plausible or permissible and would have to be read into the Proposal. Such formulas are not required by the actual language of the Proposal.

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[1] McGraw-Hill Dictionary of American Idioms and Phrasal Verbs. 2002 by The McGraw-Hill Companies, Inc.

The Board certainly has the right to use such criteria in creating a dividend policy in light of the emerging risks outlined in the Whereas Clauses, but this is not asked or demanded of the Board. An array of actions by the board could be taken consistent with the Proposal, but none are dictated. Proponents purposely left the method of implementation of the dividend policy to the discretion of the Directors, in accordance with Rule 14a-8(i)(13).

Providing discretion to the Board of Directors regarding implementation does not make the entire Proposal vague and indefinite. Shareholders do not need to understand *how* the Board will implement a policy increasing dividends, what they are voting on is *whether* the Board should issue a dividend policy increasing capital distribution in light of the enumerated risks. It cannot be reasonably concluded that shareholders or the board would be unable to ascertain with reasonable certainty the action the Proposal requires.

C. A Proposal Seeking a New Policy On Dividends Permissibly Leaves the Details of Implementation to the Discretion of the Board

Not only does Rule 14a-8(i)(13) *require* that any formula for dividends be left up to the Board, but it is also permissible under Rule 14a-8(i)(3) rulings on dividends-related proposals to leave substantial discretion for implementation with the company.

With regard to dividends related proposals, the present Proposal is on par with other Rule 14a-8(i)(3) precedents where substantial discretion was left to the company to determine specific actions required. In *Potlatch Corporation,* (February 18, 2003) the proposal requested a policy report that "should address the substantial ownership of Potlatch shares by members of the extended Weyerhaeuser family, "without further defining "extended family" and was not excludable. Similarly, in *Duke Energy Corporation* (January 10, 2003) a proposal that requested the Company "re-examine present policies for establishing annual dividend yield," without stating method of re-examination was upheld by staff. The company unsuccessfully argued that the Board could continue its practice of "examining" the dividend policy by its action of declaring a quarterly dividend, or alternatively, it might require the Board to conduct and report the results of a comprehensive financial study involving market analysis and financial projections. In *Burlington Northern Santa Fe Corp.* (February 6, 1998) a proposal was not excludable that sought a "dividend policy that incorporates performance benchmarks" in which the company argued that the "performance based goals" advocated by the Proposal was a broad and indefinite term such that shareholders would not know if they were voting on a proposal with the effect of increasing dividends, decreasing dividends, or creating a very volatile dividend payout. In *Global Marine Inc.* (February 21, 1995) a proposal regarding adoption of a dividend policy linking dividend cuts to a freeze on salary increases and stock options was upheld although the company argued that it was unclear whether "cut" meant "reduced," "eliminated" or something else entirely. The Proposal further did not specify whether it applied to all of the Corporation's employees or only a specific group of such employees.

As demonstrated by each of these cases which were found to be not excludable under Rule 14a-8(i)(3), the Staff gives a wide berth to proposals on dividends that grant flexibility to the Board of Directors in determining how to implement measures or action on dividends. This allows the Board of Directors to use their discretion and knowledge of the Company's particular circumstances in implementing the Proposal in the best interests of shareholders.

D. The Key Terms of the Proposal are Subject to Common Usage and Are Sufficiently Defined for a Reasonable Shareholder to Understand Them

The Company next argues that terms in the proposal's resolved clause are vague or indefinite. Specifically, the Company targets the terms "stranded assets," "high cost" and "unconventional" projects.

A proposal does not need to contain a set of definitions if the terms are understandable to shareholders and the company in the context of usage. On many occasions the interpretations of terms that may have consistent, but broad, meanings have been held to be acceptable. *Prudential Financial Inc.*, February 18, 2011 (Proposal requesting majority voting on requirements "impacting our company" not vague and indefinite); *Cisco Systems Inc.*, July 29, 2005 (meaning of term "substantial dividend payments" not vague and indefinite); *Duke Energy Corp.*, January 10, 2003 (Proposal's request that the Board "re-examine present policies" not vague and indefinite). The key issue is whether a reasonable shareholder could understand the Proposal sufficiently to determine the key actions and measures being sought.

The Company focuses on three terms: "unconventional", "high cost" and "stranded assets." The term "unconventional," in the context of energy production, is used widely by energy companies and in mainstream financial and business press. In fact, this term has been used without specific definition in the Company's annual report,[2] in Company fact sheets,[3] and at presentations by the Chairman and CEO of the Company.[4] The Company clearly believes that the term is widely understood and that a reasonable shareholder would understand its meaning.

The terms "stranded assets" and "high cost," similarly, are subject to wide industry usage and, in the context of the Proposal, are defined by reference to industry reports in the Whereas clauses. The Goldman Sachs report notes that production costs of most recent Company projects are in the $80-100 per barrel range, compared with recent oil prices of $50-60 per barrel. "High cost" projects are also referred to in the Whereas clauses, in the extract from the Carbon Tracker Initiative report outlining the high proportion of Company projects that require oil prices of $95-115 per barrel to break even, making these projects far less likely to be profitable. As is clear from context, neither the shareholder nor the company need a specific dollar value for "high

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[2] http://www.chevron.com/annualreport/2013/documents/pdf/Chevron2013AnnualReport.pdf at page 2
[3] See, for instance, Company Fact sheet from August 2014 (http://www.chevron.com/documents/pdf/UnitedStatesFactSheet.pdf), http://investor.chevron.com/phoenix.zhtml?c=130102&p=irol-newsArticle&ID=2012160 (Press release, January 30, 2015)
[4] See: http://www.chevron.com/chevron/speeches/article/01232015_theimprobableenergygianttheusintheageofunconventionalresources.news

cost," rather, the concern is costs that are higher than are likely to be recouped. Oil is one of the few commodities with which laymen are acutely aware of pricing norms.

Similarly, "stranded assets" is a concept familiar to most shareholders and understood to mean assets that have suffered from premature write downs, devaluations, or conversion to liabilities -- that is, a loss of value. "Stranded assets" in this context are Company assets which, due to the increasing costs of production and/or the potential for decreased demand, have a high risk of loss of value. Moreover, the term "stranded assets" has received a significant amount of press coverage in the past year discussing fossil-fuel related stranded assets,[56] as well as coverage by analysts discussing these issues.

The Company refers to a number of cases in which Staff found terms within a Proposal excludable for vagueness. The cases cited, however, refer to terms that would require value judgment in implementation; are so broad that it would be difficult for shareholders to understand the measures or actions the proposal was seeking; or are clearly subject to multiple, inconsistent interpretations. For instance, *Home Depot Inc.* (March 12, 2014) required shareholders to interpret the term "corporate footprint" in the context of identifying steps the company needed to take to "better protect the world's people, wildlife and the environment." The term "corporate footprint" in light of this mandate is so broad that shareholders truly could not determine with any reasonable certainty exactly what actions or measures the proposal required. Similarly, in *AT&T Inc.* (February 21, 2014) the Proposal requested policies and procedures regarding "moral, ethical and legal duties" associated with privacy rights, which necessarily would entail value judgments by different shareholders. *Puget Energy* (March 7, 2002) requested a policy for "improved corporate governance" but provided a range of issues that might be addressed, preventing shareholders or the Board from having any certainty about what measures the Board would take to improve governance. In *General Motors Corp* (April 2, 2008) it was unclear what "six year period" was referred to in the Proposal, leading to shareholders reasonably having inconsistent interpretations of that term. Similarly, in *Capital One Financial Corp.* (Feb. 7, 2003), the Proposal at issue failed to provide basic guidance, including for instance, what time frame the Board should consider when assessing whether a Board member had received greater than $60,000 remuneration from the company. In *Fuqua Industries, Inc.* (Mar. 1991), the Proposal failed to define what was meant in prohibiting large shareholders from "compromising" the ownership of other shareholders, leaving shareholders unable to determine with reasonable certainty what they were voting on. In *Berkshire Hathaway* (Jan. 2012), the proposal failed to give any indication as to how to interpret "sign off b[y] means of an electronic key" in relation to approving unspecified "figures and policies." In *The Boeing Co.* (March 2011), the proposal failed to provide guidance on what was meant by "preexisting executive pay

[5] See for example, http://www.theguardian.com/environment/2015/feb/15/fossil-fuel-industry-must-take-stranded-assets-seriously-say-tim-yeo; http://www.washingtonpost.com/business/stranded-assets-will-efforts-to-counter-warming-render-energy-reserves-worthless/2014/12/05/ecbc73a6-7a45-11e4-9a27-6fdbc612bff8_story.html.

rights" which might encompass a range of elements. In *Northrop Corp.* (Mar. 1990), a proposal requiring appointment of a qualified director who was a prior employee failed to, among other issues, indicate whether the director should be elected or nominated, as required by previous SEC decisions requiring proposals to specify the means by which Board members are to be appointed or removed. In *Dyer v. SEC* (287 F/2d 773, 781 (8th Cir., 1961) the proposal requested the Board "try to do a little better." In *Verizon Communications Inc.*, (Feb. 2008), a proposal related to the compensation of senior executives, the proposal included internally inconsistent formulas, a fact set not relevant to this Proposal.

The current Proposal does not contain analogous ambiguities. First, the Resolved clause is clear in its request for a dividend policy returning capital to shareholders. Second, the risk referred to is also clear. As described above, the meaning of "high cost" and "stranded assets" is sufficiently clear both from common usage and the context of the discussion in the Whereas clauses. Recent press and analyst reports are also likely to add to shareholder understanding.

In sum, shareholders will understand the action being requested from the Board -- to create a dividend policy to return capital to shareholders in light of growing risks to shareholder value. Consistent with Staff precedent, the measures and actions requested are sufficiently clear for a shareholder vote.

E. The Supporting Statement, which Provides an Explanation for the Issuance and Adoption of a Dividend Policy, is Related to the Proposal

The Company next asserts that the supporting statement, because it makes no mention of the Company's dividend policy or the amount of dividends previously paid to stockholders, or explains the link of dividends and the risks discussed, is "unrelated" to the proposal and therefore excludable under Rule 14a-8(i)(3).

Prior Staff decisions have found that a Supporting Statement is not excludable under Rule 14a-8(i)(3) unless the terms of the proposal and Supporting Statement are inconsistent. For instance, in *General Electric* Inc., (January 30, 2013) the supporting statement of the proposal referred to a number of issues including indexation and dividends while the Resolved clause referred to having a "minimum of two candidates for each Board seat." Despite referring to issues other than the subject of the resolved clause, the Whereas clauses informed the need set forth in the resolved clause and were found not inconsistent and therefore not excludable.

The cases relied on by the Company are quite distinct from the current Proposal. In *Limited Brands Inc.* (February 29, 2012), the terms of the Supporting Statement and the proposal were ***mutually exclusive***. The proposal banned accelerated vesting where the Supporting Statement allowed accelerated vesting in some circumstances. Similarly, in *Jefferies Group Inc.* (February 11, 2008), the Supporting Statement was inconsistent because the ***requests in the Supporting Statement and the Proposal could not both be achieved***. The supporting statement contained a request for a single vote that covered two separate topics that might be answered very differently: 1) whether decisions on compensation were adequately explained and 2) whether decisions on compensation were in the best interests of shareholders. In addition, the proposal failed to differentiate duties and roles between the Board and management. In *General Electric Co.* (Jan. 2014), the supporting statement was a rambling, unrelated set of nearly incoherent statements, running the gamut from starving children, to the failure of Kongo Gumi, and a myriad of random issues in between, including Bethlehem Steel.

Here, in contrast, the Proposal includes a supporting statement which details the factors that make the oil industry particularly vulnerable to a downturn in demand, leading to increasing risk to shareholder capital. The proposal requests that the Board of Directors address this increasing risk through a particular measure: adopting a dividend policy that increases capital distributions to shareholders. The Supporting Statement provides an explanation for the requested action. There is no inconsistency between the Supporting Statement and the Resolved clause.

Contrary to the Company's assertions, the Proposal does not request action regarding the Company's project selection. A vote in favor of the Proposal will lead to only one requested outcome, the adoption and issuance of a dividend policy by the Board of Directors. The fact that a dividend policy is not referred to in the Supporting Statement does not provide a basis for excluding the Proposal, and not mentioning "the amount of dividends previously paid to shareholders" does not render the Proposal excludable. The Supporting Statement and the Proposal are consistent and are capable of being understood by reasonable shareholders. Accordingly, both the Supporting Statement and Resolution should be included in the proxy.

F. Any defects in the Proposal can be remedied without requiring exclusion in its entirety

For the reasons stated above, the Proposal is not excludable under Rule 14a-8(i)(3). If, however, Staff are of the opinion that parts of the proposal are vague, then revisions that are "minor in nature and do not alter the substance of the Proposal" are preferable to excluding the Proposal entirely. *Staff Legal Bulletin 14B* (September 15, 2004). If the Staff finds any grounds for concern under Rule 14a-8(i)(3), the Proponents request the opportunity to make minor revisions, rather than excluding the Proposal in its entirety.

CONCLUSION

The Proposal requests that the Board of Directors adopt a dividend policy to increase capital distributions to shareholders on the basis of clearly defined issues. The action requested is clear – to issue a dividend policy that increases capital distributions, in light of the increasing risk outlined in the supporting statement. The Proposal provides discretion to the Board of Directors regarding how to implement the Proposal, but a reasonable shareholder could determine with certainty what actions and measures are sought by the Proposal and accordingly the Proposal is not excludable under Rule 14a-8(i)(3) and must be included in the proxy.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis

cc: Rick E. Hansen

APPENDIX A

THE PROPOSAL

WHEREAS:

In response to growing carbon constraints, a transformation of the world's energy system is occurring in the form of energy efficiency increases, disruptive technology development, decreasing costs of renewables, and growing substitution. Analysts from Citi, Deutsche Bank and Statoil, among others, predict that global oil demand could peak in the next 10-15 years.

Recognizing the risks of climate change, global governments have agreed that "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degrees Celsius goal...." Making such a scenario more likely, U.S. and China leaders recently signed an historic accord to limit greenhouse gas emissions; similarly, European leaders have committed to a 40 percent reduction by 2030.

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

According to Carbon Tracker Initiative (CTI), twenty-six percent of Chevron's future project portfolio (2014-2050), representing $87 billion, requires at least $95 per barrel for a breakeven price, and 14 percent require a price of $115 per barrel. By the end of 2025, CTI expects high cost, unconventional projects to represent 36 percent of Chevron's potential future production.

Shareholders are concerned that shareholder capital is at increasing risk from capital expenditures on high cost, high carbon projects that may become stranded.

RESOLVED:

Shareholders request the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects.

SANFORD J. LEWIS, ATTORNEY

February 20, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation, Shareholder Proposal of Samajak LP (As You Sow) et al. on dividend policy

Ladies and Gentlemen:

As You Sow Foundation, on behalf of the Samajak, L.P., and co-filers Arjuna Capital on behalf of Deborah Y. Hawthorn, and Zevin Asset Management, LLC, on behalf of Carol Reison ("The Proponents") beneficial owners of common stock of Chevron Corporation ("Company"), filed a shareholder proposal for inclusion in the Company's 2015 shareholder meeting proxy statement requesting the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution in light of the growing potential for stranded assets. ("Proposal").

As You Sow provides this reply in response to a letter dated January 19, 2015 ("Company Letter"), sent to the Securities and Exchange Commission Staff ("Staff") by Rick E. Hansen, the Company's managing counsel. A copy of this reply is being sent concurrently to Mr. Hansen.

SUMMARY

The Proposal requests the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing risks of stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects. The whereas clauses of the proposal explain that due to climate and price related pressures such projects pose increasing risk to value, including the risk of stranded, unusable assets. The Company Letter contends that the Proposal may be excluded from the 2015 proxy statement by virtue of Rule 14a-8(i)(3), asserting that it is vague and indefinite so as to be inherently misleading as to how it should be implemented. However, the action requested by the Proposal is clear. Accordingly, the Proposal is not excludable within the meaning of Rule 14a-8(i)(3) and must be included in the Company's 2015 proxy materials.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 ph.

PROPOSAL

The Resolved clause of the Proposal states:

> Resolved: Shareholders request the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects.

The Whereas clauses note that a transformation of the world's energy system is placing pressure on global demand for oil; dramatic production-cost increases have occurred; and Bloomberg, Goldman Sachs and Kepler Cheuvreux's analyses note a "capex crisis" is occurring that raises the risk of stranded assets. This increasing risk to shareholders is to be considered by the Board in adopting a dividend policy increasing the amount authorized for capital distribution to shareholders. The full text of the Proposal is included as Appendix A to this letter.

ANALYSIS

I. The Proposal is not excludable under Rule 14a-8(i)(3) because shareholders can, with reasonable certainty, determine the action requested.

The Company claims that the Proposal is excludable pursuant to Rule 14a-8(i)(3), either because the resolved clause or the supporting statement is vague and indefinite. However, as will be documented below, the proposal is fully in compliance with Rule 14a-8(i)(3) and not excludable on that basis. Furthermore, the requirements of Rule 14a-8(i)(13) would preclude many of the ostensible interpretations suggested by the Company.

A. The Action Sought by the Proposal Is Clear: The Adoption and Issuance of a Dividend Policy by the Board of Directors in Light of the Stated Risks

The Company's initial argument asserts that the Proposal is subject to multiple interpretations, each of which contemplates different actions. The Company notes that the Proposal requests: "...a policy to increase the Company's dividend "in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects." The Company then asserts that "... it is not at all clear whether the increase in the dividend is merely *in consideration of* the risk of "stranded assets" and "capital expenditures on high cost, unconventional projects," or if it is to be *accomplished by* a corresponding decrease in capital expenditures on so-called "high cost, unconventional projects." The Resolved clause of the Proposal clearly states that the dividend policy is to be adopted "in light of" the stated risks. "In light of" is interchangeable with "in consideration of." In fact, the

McGraw Hill dictionary defines the phrase "in light of" as "because of certain knowledge now in hand, considering something."[1] There is no inherent vagueness in such a request.

As another alternative, the Company asserts that the Proposal could be read "as requesting that the proposed increase in the Company's dividend be *based on or benchmarked to* 'the growing potential' for stranded assets and 'decreasing profitability' related to certain capital expenditures, such that greater exposure to stranded assets or decreases in profitability would correspond to increased dividends." The text of the Proposal does not request or mandate that the dividend increase be accomplished in any particular manner. In order to draw this conclusion, the Company has to read past the plain language of the proposal, as well as the limitations of the proxy rules, which expressly prohibit a shareholder from making the kinds of requests the Company is attempting to read into the Proposal.

A Proposal is only excludable on the basis of vagueness under Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B (September 15, 2004). The Proposal is clear as drafted. Shareholders and the Board can determine with certainty what is being requested, a policy to increase dividends in light of the stated risks. The Company's attempt to add ambiguity by asserting various ways in which the Board might accomplish this goal is unavailing.

B. The Proposal was written for consistency with Rule 14a-8(i)(13) Which Bars A Mandatory Formula in Proposals Requesting a Dividend Policy

The proxy rules allow shareholders to request a policy to increase dividends, but they preclude inclusion of a *formula* for issuing dividends, and instead require sufficient leeway for management decisions as to how and when dividends will be issued. Rule 14a-8(13) provides that a Proposal is *excludable* if it "relates to specific amounts of cash or stock dividends," and proposals that seek "forms, methods or procedures" of dividend payments are also excludable. *Sonoma West Holdings, Inc.* (August 17, 2000). Numerous staff decisions have interpreted requests for benchmarking dividends or share buybacks to specific considerations as entailing prohibited formulas.

In writing a proposal on dividends, Proponents followed Rule 14a-8(i)(13) and Staff precedent in ensuring that no mandatory formula or benchmarking was included in the Proposal. The Company's assertions that the Proposal could require alternative interpretations such as benchmarking dividend increases to certain capital expenditures, or decreasing capital expenditure on high cost, unconventional projects, are not legally plausible or permissible and would have to be read into the Proposal. Such formulas are not required by the actual language of the Proposal.

[1] McGraw-Hill Dictionary of American Idioms and Phrasal Verbs. 2002 by The McGraw-Hill Companies, Inc.

The Board certainly has the right to use such criteria in creating a dividend policy in light of the emerging risks outlined in the Whereas Clauses, but this is not asked or demanded of the Board. An array of actions by the board could be taken consistent with the Proposal, but none are dictated. Proponents purposely left the method of implementation of the dividend policy to the discretion of the Directors, in accordance with Rule 14a-8(i)(13).

Providing discretion to the Board of Directors regarding implementation does not make the entire Proposal vague and indefinite. Shareholders do not need to understand *how* the Board will implement a policy increasing dividends, what they are voting on is *whether* the Board should issue a dividend policy increasing capital distribution in light of the enumerated risks. It cannot be reasonably concluded that shareholders or the board would be unable to ascertain with reasonable certainty the action the Proposal requires.

C. A Proposal Seeking a New Policy On Dividends Permissibly Leaves the Details of Implementation to the Discretion of the Board

Not only does Rule 14a-8(i)(13) *require* that any formula for dividends be left up to the Board, but it is also permissible under Rule 14a-8(i)(3) rulings on dividends-related proposals to leave substantial discretion for implementation with the company.

With regard to dividends related proposals, the present Proposal is on par with other Rule 14a-8(i)(3) precedents where substantial discretion was left to the company to determine specific actions required. In *Potlatch Corporation,* (February 18, 2003) the proposal requested a policy report that "should address the substantial ownership of Potlatch shares by members of the extended Weyerhaeuser family, "without further defining "extended family" and was not excludable. Similarly, in *Duke Energy Corporation* (January 10, 2003) a proposal that requested the Company "re-examine present policies for establishing annual dividend yield," without stating method of re-examination was upheld by staff. The company unsuccessfully argued that the Board could continue its practice of "examining" the dividend policy by its action of declaring a quarterly dividend, or alternatively, it might require the Board to conduct and report the results of a comprehensive financial study involving market analysis and financial projections. In *Burlington Northern Santa Fe Corp.* (February 6, 1998) a proposal was not excludable that sought a "dividend policy that incorporates performance benchmarks" in which the company argued that the "performance based goals" advocated by the Proposal was a broad and indefinite term such that shareholders would not know if they were voting on a proposal with the effect of increasing dividends, decreasing dividends, or creating a very volatile dividend payout. In *Global Marine Inc.* (February 21, 1995) a proposal regarding adoption of a dividend policy linking dividend cuts to a freeze on salary increases and stock options was upheld although the company argued that it was unclear whether "cut" meant "reduced," "eliminated" or something else entirely. The Proposal further did not specify whether it applied to all of the Corporation's employees or only a specific group of such employees.

As demonstrated by each of these cases which were found to be not excludable under Rule 14a-8(i)(3), the Staff gives a wide berth to proposals on dividends that grant flexibility to the Board of Directors in determining how to implement measures or action on dividends. This allows the Board of Directors to use their discretion and knowledge of the Company's particular circumstances in implementing the Proposal in the best interests of shareholders.

D. The Key Terms of the Proposal are Subject to Common Usage and Are Sufficiently Defined for a Reasonable Shareholder to Understand Them

The Company next argues that terms in the proposal's resolved clause are vague or indefinite. Specifically, the Company targets the terms "stranded assets," "high cost" and "unconventional" projects.

A proposal does not need to contain a set of definitions if the terms are understandable to shareholders and the company in the context of usage. On many occasions the interpretations of terms that may have consistent, but broad, meanings have been held to be acceptable. *Prudential Financial Inc.,* February 18, 2011 (Proposal requesting majority voting on requirements "impacting our company" not vague and indefinite); *Cisco Systems Inc*., July 29, 2005 (meaning of term "substantial dividend payments" not vague and indefinite); *Duke Energy Corp.,* January 10, 2003 (Proposal's request that the Board "re-examine present policies" not vague and indefinite). The key issue is whether a reasonable shareholder could understand the Proposal sufficiently to determine the key actions and measures being sought.

The Company focuses on three terms: "unconventional", "high cost" and "stranded assets." The term "unconventional," in the context of energy production, is used widely by energy companies and in mainstream financial and business press. In fact, this term has been used without specific definition in the Company's annual report,[2] in Company fact sheets,[3] and at presentations by the Chairman and CEO of the Company.[4] The Company clearly believes that the term is widely understood and that a reasonable shareholder would understand its meaning.

The terms "stranded assets" and "high cost," similarly, are subject to wide industry usage and, in the context of the Proposal, are defined by reference to industry reports in the Whereas clauses. The Goldman Sachs report notes that production costs of most recent Company projects are in the $80-100 per barrel range, compared with recent oil prices of $50-60 per barrel. "High cost" projects are also referred to in the Whereas clauses, in the extract from the Carbon Tracker Initiative report outlining the high proportion of Company projects that require oil prices of $95-115 per barrel to break even, making these projects far less likely to be profitable. As is clear from context, neither the shareholder nor the company need a specific dollar value for "high

---

[2] http://www.chevron.com/annualreport/2013/documents/pdf/Chevron2013AnnualReport.pdf at page 2
[3] See, for instance, Company Fact sheet from August 2014 (http://www.chevron.com/documents/pdf/UnitedStatesFactSheet.pdf), http://investor.chevron.com/phoenix.zhtml?c=130102&p=irol-newsArticle&ID=2012160 (Press release, January 30, 2015)
[4] See: http://www.chevron.com/chevron/speeches/article/01232015_theimprobableenergygianttheusintheageofunconventionalresources.news

cost," rather, the concern is costs that are higher than are likely to be recouped. Oil is one of the few commodities with which laymen are acutely aware of pricing norms.

Similarly, "stranded assets" is a concept familiar to most shareholders and understood to mean assets that have suffered from premature write downs, devaluations, or conversion to liabilities -- that is, a loss of value. "Stranded assets" in this context are Company assets which, due to the increasing costs of production and/or the potential for decreased demand, have a high risk of loss of value. Moreover, the term "stranded assets" has received a significant amount of press coverage in the past year discussing fossil-fuel related stranded assets,[56] as well as coverage by analysts discussing these issues.

The Company refers to a number of cases in which Staff found terms within a Proposal excludable for vagueness. The cases cited, however, refer to terms that would require value judgment in implementation; are so broad that it would be difficult for shareholders to understand the measures or actions the proposal was seeking; or are clearly subject to multiple, inconsistent interpretations. For instance, *Home Depot Inc.* (March 12, 2014) required shareholders to interpret the term "corporate footprint" in the context of identifying steps the company needed to take to "better protect the world's people, wildlife and the environment." The term "corporate footprint" in light of this mandate is so broad that shareholders truly could not determine with any reasonable certainty exactly what actions or measures the proposal required. Similarly, in *AT&T Inc.* (February 21, 2014) the Proposal requested policies and procedures regarding "moral, ethical and legal duties" associated with privacy rights, which necessarily would entail value judgments by different shareholders. *Puget Energy* (March 7, 2002) requested a policy for "improved corporate governance" but provided a range of issues that might be addressed, preventing shareholders or the Board from having any certainty about what measures the Board would take to improve governance. In *General Motors Corp* (April 2, 2008) it was unclear what "six year period" was referred to in the Proposal, leading to shareholders reasonably having inconsistent interpretations of that term. Similarly, in *Capital One Financial Corp.* (Feb. 7, 2003), the Proposal at issue failed to provide basic guidance, including for instance, what time frame the Board should consider when assessing whether a Board member had received greater than $60,000 remuneration from the company. In *Fuqua Industries, Inc.* (Mar. 1991), the Proposal failed to define what was meant in prohibiting large shareholders from "compromising" the ownership of other shareholders, leaving shareholders unable to determine with reasonable certainty what they were voting on. In *Berkshire Hathaway* (Jan. 2012), the proposal failed to give any indication as to how to interpret "sign off b[y] means of an electronic key" in relation to approving unspecified "figures and policies." In *The Boeing Co.* (March 2011), the proposal failed to provide guidance on what was meant by "preexisting executive pay

[5] See for example, http://www.theguardian.com/environment/2015/feb/15/fossil-fuel-industry-must-take-stranded-assets-seriously-say-tim-yeo; http://www.washingtonpost.com/business/stranded-assets-will-efforts-to-counter-warming-render-energy-reserves-worthless/2014/12/05/ecbc73a6-7a45-11e4-9a27-6fdbc612bff8_story.html.

rights" which might encompass a range of elements. In *Northrop Corp.* (Mar. 1990), a proposal requiring appointment of a qualified director who was a prior employee failed to, among other issues, indicate whether the director should be elected or nominated, as required by previous SEC decisions requiring proposals to specify the means by which Board members are to be appointed or removed. In *Dyer v. SEC* (287 F/2d 773, 781 (8th Cir., 1961) the proposal requested the Board "try to do a little better." In *Verizon Communications Inc.*, (Feb. 2008), a proposal related to the compensation of senior executives, the proposal included internally inconsistent formulas, a fact set not relevant to this Proposal.

The current Proposal does not contain analogous ambiguities. First, the Resolved clause is clear in its request for a dividend policy returning capital to shareholders. Second, the risk referred to is also clear. As described above, the meaning of "high cost" and "stranded assets" is sufficiently clear both from common usage and the context of the discussion in the Whereas clauses. Recent press and analyst reports are also likely to add to shareholder understanding.

In sum, shareholders will understand the action being requested from the Board -- to create a dividend policy to return capital to shareholders in light of growing risks to shareholder value. Consistent with Staff precedent, the measures and actions requested are sufficiently clear for a shareholder vote.

E. The Supporting Statement, which Provides an Explanation for the Issuance and Adoption of a Dividend Policy, is Related to the Proposal

The Company next asserts that the supporting statement, because it makes no mention of the Company's dividend policy or the amount of dividends previously paid to stockholders, or explains the link of dividends and the risks discussed, is "unrelated" to the proposal and therefore excludable under Rule 14a-8(i)(3).

Prior Staff decisions have found that a Supporting Statement is not excludable under Rule 14a-8(i)(3) unless the terms of the proposal and Supporting Statement are inconsistent. For instance, in *General Electric* Inc., (January 30, 2013) the supporting statement of the proposal referred to a number of issues including indexation and dividends while the Resolved clause referred to having a "minimum of two candidates for each Board seat." Despite referring to issues other than the subject of the resolved clause, the Whereas clauses informed the need set forth in the resolved clause and were found not inconsistent and therefore not excludable.

The cases relied on by the Company are quite distinct from the current Proposal. In *Limited Brands Inc.* (February 29, 2012), the terms of the Supporting Statement and the proposal were *mutually exclusive*. The proposal banned accelerated vesting where the Supporting Statement allowed accelerated vesting in some circumstances. Similarly, in *Jefferies Group Inc.* (February 11, 2008), the Supporting Statement was inconsistent because the *requests in the Supporting Statement and the Proposal could not both be achieved*. The supporting statement contained a request for a single vote that covered two separate topics that might be answered very differently: 1) whether decisions on compensation were adequately explained and 2) whether decisions on compensation were in the best interests of shareholders. In addition, the proposal failed to differentiate duties and roles between the Board and management. In *General Electric Co.* (Jan. 2014), the supporting statement was a rambling, unrelated set of nearly incoherent statements, running the gamut from starving children, to the failure of Kongo Gumi, and a myriad of random issues in between, including Bethlehem Steel.

Here, in contrast, the Proposal includes a supporting statement which details the factors that make the oil industry particularly vulnerable to a downturn in demand, leading to increasing risk to shareholder capital. The proposal requests that the Board of Directors address this increasing risk through a particular measure: adopting a dividend policy that increases capital distributions to shareholders. The Supporting Statement provides an explanation for the requested action. There is no inconsistency between the Supporting Statement and the Resolved clause.

Contrary to the Company's assertions, the Proposal does not request action regarding the Company's project selection. A vote in favor of the Proposal will lead to only one requested outcome, the adoption and issuance of a dividend policy by the Board of Directors. The fact that a dividend policy is not referred to in the Supporting Statement does not provide a basis for excluding the Proposal, and not mentioning "the amount of dividends previously paid to shareholders" does not render the Proposal excludable. The Supporting Statement and the Proposal are consistent and are capable of being understood by reasonable shareholders. Accordingly, both the Supporting Statement and Resolution should be included in the proxy.

F. Any defects in the Proposal can be remedied without requiring exclusion in its entirety

For the reasons stated above, the Proposal is not excludable under Rule 14a-8(i)(3). If, however, Staff are of the opinion that parts of the proposal are vague, then revisions that are "minor in nature and do not alter the substance of the Proposal" are preferable to excluding the Proposal entirely. *Staff Legal Bulletin 14B* (September 15, 2004). If the Staff finds any grounds for concern under Rule 14a-8(i)(3), the Proponents request the opportunity to make minor revisions, rather than excluding the Proposal in its entirety.

CONCLUSION

The Proposal requests that the Board of Directors adopt a dividend policy to increase capital distributions to shareholders on the basis of clearly defined issues. The action requested is clear – to issue a dividend policy that increases capital distributions, in light of the increasing risk outlined in the supporting statement. The Proposal provides discretion to the Board of Directors regarding how to implement the Proposal, but a reasonable shareholder could determine with certainty what actions and measures are sought by the Proposal and accordingly the Proposal is not excludable under Rule 14a-8(i)(3) and must be included in the proxy.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis

cc: Rick E. Hansen

APPENDIX A
THE PROPOSAL

WHEREAS:

In response to growing carbon constraints, a transformation of the world's energy system is occurring in the form of energy efficiency increases, disruptive technology development, decreasing costs of renewables, and growing substitution. Analysts from Citi, Deutsche Bank and Statoil, among others, predict that global oil demand could peak in the next 10-15 years.

Recognizing the risks of climate change, global governments have agreed that "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degrees Celsius goal...." Making such a scenario more likely, U.S. and China leaders recently signed an historic accord to limit greenhouse gas emissions; similarly, European leaders have committed to a 40 percent reduction by 2030.

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

According to Carbon Tracker Initiative (CTI), twenty-six percent of Chevron's future project portfolio (2014-2050), representing $87 billion, requires at least $95 per barrel for a breakeven price, and 14 percent require a price of $115 per barrel. By the end of 2025, CTI expects high cost, unconventional projects to represent 36 percent of Chevron's potential future production.

Shareholders are concerned that shareholder capital is at increasing risk from capital expenditures on high cost, high carbon projects that may become stranded.

RESOLVED:

Shareholders request the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects.



Rick E. Hansen
Assistant Secretary and
Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3120
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

January 19, 2015

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of Samajak LP (As You Sow) et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from As You Sow on behalf of Samajak LP, Arjuna Capital on behalf of Deborah Y. Hawthorn, and Zevin Asset Management, LLC on behalf of Carol Reisen (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The "Resolved" clause of the Proposal states:

> Shareholders request the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects.

A copy of the Proposal, the supporting statement (the "Supporting Statement") and related correspondence with the Proponents are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting on, either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

1. The Proposal's "Resolved" Clause Is Vague And Indefinite.

The Proposal is substantially similar to previous proposals the Staff has concurred were excludable under Rule 14a-8(i)(3) where the proposal referenced alternative standards, such that neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. For example, in *AT&T Inc.* (avail. Feb. 21, 2014), AT&T received a proposal where the "Resolved" clause requested a review and report relating to AT&T's "policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution." AT&T argued that the proposal was vague and indefinite in part because the proposal did not adequately explain what the proponent intended by asking for a review of "moral, ethical and legal fiduciary . . . opportunities," and also because the proponent did not explain the extent of such a review in light of the multiple reasonable interpretations related to the controversial nature of "privacy rights . . . protected by the U.S. Constitution." The Staff concurred with exclusion of the proposal, noting that, "in applying this particular proposal to AT&T, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Likewise, in *General Motors Corp.* (avail. Apr. 2, 2008), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that executive pensions be adjusted pursuant to a formula that was based on changes compared to "the six year period immediately preceding commencement of GM's restructuring initiatives," where the company argued that shareholders would not know what six year period was contemplated under the proposal, in light of the company having undertaken several "restructuring initiatives." Similarly, in *Northrop Corp.* (avail. Mar. 2, 1990), the Staff concurred with the exclusion of a proposal that requested the immediate "appointment" of a "qualified outside director" meeting a number of particular qualifications. The company argued that appointing a director could be accomplished in a number of different manners and that because the proposal provided no guidance, the company would be unable to determine which of the alternative actions implied by the proposal would be required. The Staff concurred, noting that "the proposal does not specify which corporate actions, from among a number of legally possible alternatives, would be chosen to effect the 'appointment' of the 'qualified outside director.'" *See also Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal).

In addition, the Staff has on numerous occasions concurred with the exclusion of stockholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that stockholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were adopted. For example, in *The Home Depot, Inc.* (avail. Mar. 12, 2014, *recon. denied* Mar. 27, 2014), the company received a proposal requesting a sustainability report that would, among other things, "establish[] metrics and benchmark objective footprint information." The proposal's supporting statement further indicated that the company should benchmark its "corporate footprint to identify . . . what steps it needs to take to better protect the world's people, wildlife and the environment." The Home Depot argued that the proposal's vague references to "benchmark objective footprint information" and "corporate footprint," as well as ambiguity as to how these terms related to other aspects of the proposal, "ma[d]e it impossible for the [c]ompany and shareholders alike to determine the extent and nature of information to be reported." The Staff concurred with the exclusion of the proposal, noting that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring with the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company "implement a policy of 'improved corporate governance'" as vague and indefinite).

Here, like the proposals in *AT&T*, *General Motors*, *Northrop* and the other precedent cited above, the Proposal is properly excludable because the "Resolved" clause, when read in its entirety, is impermissibly vague and indefinite as it is subject to multiple interpretations, each of which contemplates different actions. The Proposal requests that the Company's Board adopt a policy to increase the Company's dividend "in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects." However, it is not at all clear whether the increase in the dividend is merely *in consideration of* the risk of "stranded assets" and "capital expenditures on high cost, unconventional projects," or if it is to be *accomplished by* a corresponding decrease in capital expenditures on so-called "high cost, unconventional projects." In other words, the Proposal can be read as requesting that the Company increase its dividend generally because of certain concerns or, alternatively, that it increase its dividend by cutting capital expenditures on certain projects and putting the difference toward its dividend distributions. As another alternative, the Proposal could be read as requesting that the proposed increase in the Company's dividend be *based on or benchmarked to* "the growing potential" for stranded assets and "decreasing profitability" related to certain capital expenditures, such that greater exposure to stranded assets or decreases in profitability would correspond to increased dividends. In these respects, it is impossible for stockholders to determine exactly what actions the Proposal intends the Company to take with respect to such "high cost, unconventional projects" to implement the proposed policy and dividend increase.

The vague and indefinite nature of the Proposal's "Resolved" clause is further demonstrated by its use of and reliance upon key terms that are undefined and themselves vague and indefinite as presented in the Proposal, specifically, "stranded assets" and "high cost" and "unconventional" projects. As in *The Home Depot*, *Berkshire Hathaway*, *Boeing* and *Puget Energy*, these terms are critical to the implementation of the proposed policy to increase the Company's dividend. Even so, the Proposal does not define these terms or describe them in any meaningful way that would assist a reasonable stockholder in understanding the Proposal or the Company in implementing the Proposal. It is not clear which or what class of the Company's assets the Proponents would consider "stranded assets," nor is it clear which or what class of the Company's assets or projects the Proponents would consider "high cost" or "unconventional." Whether an asset or project is "high cost" is, without even a modicum of guidance in the Proposal, entirely subjective, particularly in an industry in which projects span years or even decades and involve billions of dollars. More problematic is the Proposal's reference to "unconventional projects," without even a passing reference to its meaning. In common, colloquial usage "unconventional" means out of the ordinary or contrary to accepted convention. In the oil and gas industry, however, "unconventional" is a term of art used to describe particular geologic formations or sources of oil and gas.[1] Does the Proposal intend that "unconventional" projects include shale gas, coalbed methane, crude oil and natural gas from "tight" rock formations, or does it intend that "unconventional" projects include tar sands, deepwater exploration, biofuels and other renewables? When used in the Proposal, it is not at all clear that the Proponents intended "unconventional" to mean

[1] Unconventional oil and gas resources refer to hydrocarbons contained in formations over very large areas with extremely low permeability that are not influenced by buoyancy. In contrast, conventional hydrocarbons are contained within geologic structures/stratigraphy and float buoyantly over water. Unconventional resources include, among other things, shale gas, coalbed methane, crude oil and natural gas from "tight" rock formations, tar sands, kerogen from oil shale, and gas hydrates that cannot commercially flow without well stimulation.

anything other than its common, colloquial usage. Consequently, the Proposal again fails to assist a reasonable stockholder in understanding the Proposal or the Company in implementing the Proposal. Each stockholder's interpretation of these key terms is highly likely to be inconsistent. As a result, the Company cannot "determine with any reasonable certainty exactly what actions or measures the [P]roposal requires," *see* SLB 14B, and the Company's implementation of the Proposal "could be significantly different from the actions envisioned by shareholders voting on the [P]roposal," *see Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

2. *The Proposal's Supporting Statement Furthers The Vague And Indefinite Nature Of The Proposal And Is Itself False And Misleading.*

The Staff on numerous occasions has concurred that a stockholder proposal was sufficiently vague and indefinite so as to justify exclusion under Rule 14a-8(i)(3) where, as in the Proposal, the supporting statement and the proposal were inconsistent or unrelated. *See Limited Brands Inc.* (avail. Feb. 29, 2012) (concurring with the exclusion of a proposal purporting to ban accelerated vesting where the supporting statement contemplated accelerated vesting in certain circumstances); *Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring with the exclusion of a proposal seeking a stockholder vote to "ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis" when the supporting statement described the proposed stockholder vote as covering "whether the company's policies and decisions on compensation have been adequately explained and whether they are in the best interest of shareholders").

As in the precedent cited above, the Proposal's Supporting Statement furthers the vague and indefinite nature of the Proposal. The Supporting Statement makes no mention of the Company's dividend policy, nor does it address the amount of dividends previously paid to stockholders or any similar topic. Instead, the Supporting Statement discusses the Proponents' views concerning the impacts of climate change on the Company's industry and the cost of a select group of the Company's projects and capital expenditures. As discussed above, the Proposal fails to explain how the Company's dividend policy is connected to these other issues or whether the Proposal requests action with respect to the Company's dividend policy, "stranded assets" and/or "high cost, unconventional projects." Further, because only a single sentence in the page-long Proposal even mentions dividends, stockholders are likely to be confused as to whether a vote for the Proposal would directly address any aspects of the Company's project selection.

The Company is aware of decisions by the Staff to exclude only the supporting statement of a proposal where the action requested by the proposal and the supporting statement are unrelated. *See e.g., Bob Evans Farms, Inc.* (avail. Jun. 26, 2006) (permitting exclusion of portions of a supporting statement that listed the five largest stockholders of the company as irrelevant to a proposal on declassifying the company's board of directors); *Exxon Mobil Corp.* (avail. Mar. 27, 2002) (permitting exclusion of portions of the supporting statement discussing global warming as irrelevant to a proposal on executive compensation). Notably, in *General Electric Co.* (avail. Jan. 23, 2014), the company received a stockholder proposal requesting a cumulative voting right, but the supporting statement addressed unrelated issues such as Bethlehem Steel's bankruptcy and the stock performance of debt free companies. The Staff was unable to concur that General Electric could exclude the entire stockholder proposal but did concur with exclusion of the entire supporting statement.

We believe that the Proposal is distinguishable from the proposals at issue in these precedents because in those cases the "Resolved" clauses were clear as to the actions required to implement the proposal. Thus, it may have been possible to remedy the vague and indefinite nature of the proposals by separating the "Resolved" clause from the irrelevant and unrelated supporting statements accompanying the proposals' resolutions. By contrast, here, the Proposal's "Resolved" clause itself gives rise to the vague and indefinite nature of the Proposal because of the ambiguity, as discussed above, as to whether the Proposal seeks only a dividend policy or also would require some change in the Company's assets or funding of "high cost, unconventional projects." Thus, while the Supporting Statement furthers the confusion as to the actions that would be required to implement the Proposal, that confusion cannot be resolved simply by separating the Proposal's "Resolved" clause from the Supporting Statement. Further, the "Resolved" clause of the Proposal is intertwined with the Supporting Statement because it references the Supporting Statement as it requests a dividend policy "in light of" the "potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects," as discussed in the Supporting Statement. By comparison, the resolution of the proposal in *General Electric* did not make any reference to the issues addressed in its supporting statement and thus it was possible to remove the supporting statement without affecting the substance of the proposal's request. Accordingly, it is impossible to correct the ambiguities in the Proposal simply by removing the unrelated Supporting Statement and thus the entire Proposal is so vague and indefinite as to be inherently misleading and excludable in its entirety under Rule 14a-8(i)(3).[2]

Thus, due to the Proposal's vague and ambiguous "Resolved" clause and Supporting Statement, and consistent with Staff precedent, the Company's stockholders cannot be

---

[2] If the Staff is unable to concur that the entire Proposal, including the Supporting Statement, is excludable for the reasons discussed herein, we request that the Staff concur that the Supporting Statement is excludable under Rule 14a-8(i)(3) as in *Bob Evans Farms* and *General Electric*.

expected to make an informed decision on the merits of the Proposal given that they will be unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. Accordingly, we believe the Proposal is impermissibly vague and indefinite and, therefore, excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to rhansen@chevron.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Rick E. Hansen
Assistant Secretary and Managing Counsel

Enclosures

cc: Margaret E. Kaplan, Samajak LP
Danielle Fugere, As You Sow
Deborah Y. Hawthorn
Natasha Lamb, Arjuna Capital
Carol Reisen
Sonia Kowal, Zevin Asset Management, LLC
Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP

EXHIBIT A

From:	Austin Wilson
To:	Corporate Governance Correspondence
Cc:	Danielle Fugere
Subject:	Shareholder Proposals
Date:	Tuesday, December 09, 2014 11:19:22 AM
Attachments:	Chevron filing packet Samajak LP.pdf Chevron filing packet Park.pdf
Importance:	High

Dear Corporate Secretary,

Please find attached two letters from As You Sow, each containing a shareholder proposal submitted for inclusion in Chevron's 2015 proxy statement. Copies of each letter have been sent in the mail and by fax.

Please confirm receipt of this email.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(415) 717-0638 (cell)
(510) 735-8149 (direct line)
(510) 735-8143 (fax)
awilson@asyousow.org



1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

December 9, 2014

Attn: Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Samajak LP, a shareholder of Chevron stock.

To protect our right to raise this issue before shareholders, we are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Samajak LP authorizing us to act on their behalf is enclosed. A representative of the filer will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of our concerns.

Sincerely,

Danielle Fugere
President
As You Sow

Enclosures

- Shareholder Proposal
- Samajak LP Authorization

WHEREAS:

In response to growing carbon constraints, a transformation of the world's energy system is occurring in the form of energy efficiency increases, disruptive technology development, decreasing costs of renewables, and growing substitution. Analysts from Citi, Deutsche Bank and Statoil, among others, predict that global oil demand could peak in the next 10-15 years.

Recognizing the risks of climate change, global governments have agreed that "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degrees Celsius goal...." Making such a scenario more likely, U.S. and China leaders recently signed an historic accord to limit greenhouse gas emissions; similarly, European leaders have committed to a 40 percent reduction by 2030.

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

According to Carbon Tracker Initiative (CTI), twenty-six percent of Chevron's future project portfolio (2014-2050), representing $87 billion, requires at least $95 per barrel for a breakeven price, and 14 percent require a price of $115 per barrel. By the end of 2025, CTI expects high cost, unconventional projects to represent 36 percent of Chevron's potential future production.

Shareholders are concerned that shareholder capital is at increasing risk from capital expenditures on high cost, high carbon projects that may become stranded.

RESOLVED:

Shareholders request the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects.

Samajak, LP
67 2nd St. East
Sonoma, CA 95476

November 10, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 10, 2014, I authorize As You Sow to file or cofile a shareholder resolution on behalf of Samajak LP with Chevron Corporation (Chevron) and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Samajak LP has continuously owned over $2,000 worth of Chevron stock for over a year. Samajak LP intends to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on behalf of Samajak LP with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention Samajak LP related to the resolution; I will alert As You Sow in either case. I confirm that Samajak LP may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Margaret E. Kaplan
General Partner
Samajak LP

From:	Austin Wilson
To:	Corporate Governance Correspondence
Cc:	Danielle Fugere
Subject:	RE: Shareholder Proposals
Date:	Wednesday, December 10, 2014 11:57:49 AM
Attachments:	Chevron proof packet for park and samajak.pdf
Importance:	High

Dear Corporate Secretary,

Please find attached a letter from As You Sow, containing proof of ownership materials for the two shareholder proposals submitted by As You Sow for inclusion in Chevron's 2015 proxy statement, on behalf of Samajak LP and The Park Foundation. A copy has been sent by mail.

Please confirm receipt of this email.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(415) 717-0638 (cell)
(510) 735-8149 (direct line)
(510) 735-8143 (fax)
awilson@asyousow.org

From: Austin Wilson
Sent: Tuesday, December 09, 2014 11:18 AM
To: 'corpgov@chevron.com'
Cc: Danielle Fugere
Subject: Shareholder Proposals
Importance: High

Dear Corporate Secretary,

Please find attached two letters from As You Sow, each containing a shareholder proposal submitted for inclusion in Chevron's 2015 proxy statement. Copies of each letter have been sent in the mail and by fax.

Please confirm receipt of this email.

Best,

Austin Wilson
Environmental Health Program Manager


AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

December 10, 2014

ATTN: Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability.

In regards to the shareholder proposal we submitted for inclusion in the 2015 proxy statement on December 9, 2014, on behalf of the The Park Foundation, please find enclosed proof of ownership for The Park Foundation.

In regards to the shareholder proposal we submitted for inclusion in the 2015 proxy statement on December 9, 2014, on behalf of Samajak LP, please find enclosed proof of ownership for Samajak LP.

Sincerely,



Danielle Fugere
President
As You Sow

Enclosures

- Park Foundation Proof of Ownership
- Samajak LP Proof of Ownership

Advisor Services



December 9, 2014

Attn: Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Samajak, LP
Schwab Account ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is to confirm that Charles Schwab & Co. holds, as custodian for the above account, three hundred ninety five (395) shares of Chevron Corporation (CVX). These shares have been held in this account as of and including December 9, 2014. This stock has been held for over one year on behalf of Samajak LP.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company as custodian in the registration listed above.

Sincerely,

M. Palermo

Michelle Palermo
Director

MP/jlg
cc: Samajak, L.P.
Wetherby Asset Management

From: Natasha Lamb
To: Corporate Governance Correspondence
Subject: Proxy Proposal Co-File
Date: Wednesday, December 10, 2014 9:03:05 AM
Attachments: 01B95DEB-FA3E-46F7-BBC0-22120BCE7DB9[63].png
D43AB662-0B17-4F43-B53D-5EBC0FD99D33.png
Chevron - Proxy Authorization Ltr 120914 .pdf
Chevron 2015 Dividends Resolution.pdf
CVX Cover Letter 2015.pdf
Hawthorn Verification 12.10.14 CVX.pdf

Dear Ms. Beebe:
Arjuna Capital is the sustainable wealth management platform of Baldwin Brothers, Inc., an investment firm based in Marion, MA.
I am hereby authorized to notify you of our intention to co-file the enclosed shareholder resolution with Chevron Corporation (CVX) on behalf of our client Deborah Y. Hawthorn. Arjuna Capital/Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Deborah Y. Hawthorn holds more than $2,000 of XOM common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2015 annual meeting. Enclosed please find verification of the position and a letter from Deborah Y. Hawthorn authorizing Arjuna Capital/Baldwin Brothers Inc. to undertake this filing on her behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.
We would welcome discussion with Chevron about the contents of our proposal.
Please direct any written communications to me at the address below or to natasha@arjuna-capital.com<mailto:Shelley@cleanyield.com>. Please also confirm receipt of this letter via email.
Sincerely,
[cid:D43AB662-0B17-4F43-B53D-5EBC0FD99D33]

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street Marion, MA 02738

[esig_natasha.gif]


ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

December 10th, 2014

Chevron Corporation
Attn: Ms. Lydia I. Beebe,
Corporate Secretary and Chief Governance
Officer
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
corpgov@chevron.com

Dear Ms. Beebe:

Arjuna Capital is the sustainable wealth management platform of Baldwin Brothers, Inc., an investment firm based in Marion, MA.

I am hereby authorized to notify you of our intention to co-file the enclosed shareholder resolution with Chevron Corporation (CVX) on behalf of our client Deborah Y. Hawthorn. Arjuna Capital/Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Deborah Y. Hawthorn holds more than $2,000 of XOM common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2015 annual meeting. Enclosed please find verification of the position and a letter from Deborah Y. Hawthorn authorizing Arjuna Capital/Baldwin Brothers Inc. to undertake this filing on her behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Chevron about the contents of our proposal.

Please direct any written communications to me at the address below or to *natasha@arjuna-capital.com*. Please also confirm receipt of this letter via email.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street Marion, MA 02738

Cc: Mr. John S. Watson, Chairman & Chief Executive Officer

Enclosures

WHEREAS:

In response to growing carbon constraints, a transformation of the world's energy system is occurring in the form of energy efficiency increases, disruptive technology development, decreasing costs of renewables, and growing substitution. Analysts from Citi, Deutsche Bank and Statoil, among others, predict that global oil demand could peak in the next 10-15 years.

Recognizing the risks of climate change, global governments have agreed that "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degrees Celsius goal...." Making such a scenario more likely, U.S. and China leaders recently signed an historic accord to limit greenhouse gas emissions; similarly, European leaders have committed to a 40 percent reduction by 2030.

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

According to Carbon Tracker Initiative (CTI), twenty-six percent of Chevron's future project portfolio (2014-2050), representing $87 billion, requires at least $95 per barrel for a breakeven price, and 14 percent require a price of $115 per barrel. By the end of 2025, CTI expects high cost, unconventional projects to represent 36 percent of Chevron's potential future production.

Shareholders are concerned that shareholder capital is at increasing risk from capital expenditures on high cost, high carbon projects that may become stranded.

RESOLVED:

Shareholders request the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects.

 BALDWIN BROTHERS

December 9th, 2014

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
20 Spring Street
Marion, MA 02738

Dear Ms. Lamb,

I hereby authorize Arjuna Capital/Baldwin Brothers Inc. to file a shareholder proposal on my behalf at Chevron Corporation (CVX) regarding Capital Distributions/Carbon Asset Risk.

I am the beneficial owner of more than $2,000 worth of common stock in CVX that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the Company's annual meeting in 2015.

I specifically give Arjuna Capital/Baldwin Brothers Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the Corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Deborah Y. Hawthorn

c/o Arjuna Capital/Baldwin Brothers Inc.
20 Spring Street
Marion, MA 02738

Pershing
Advisor Solutions

One Pershing Plaza
Jersey City, New Jersey 07399
pershingadvisorsolutions.com

December 10, 2014

Chevron Corporation
Attn: Corporate Secretary and Chief Governance Officer
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
corpgov@chevron.com

To WHOM IT MAY CONCERN:

Re: Deborah Y. Hawthorn***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the account of above, which Arjuna Capital/Baldwin Brothers Inc. manages and which holds in the account ***FISMA & OMB Memorandum M-07-16*** 500 shares of common stock in Chevron Corporation (CVX).*

As of December 10th, Deborah Y. Hawthorn held, and has held continuously for at least one year, 500 shares of CVX stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



Kaylyn Norvell
Account Manager
Pershing Advisor Solutions LLC, a BNY Mellon company
www.pershingadvisorsolutions.com

*DATE: Held since 02/06/13 at Pershing LLC since 4/14/14



BNY MELLON

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 10, 2014

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Shareholder Proposal for 2015 Annual Meeting

Dear Ms. Beebe:

Enclosed please find our letter co-filing the attached shareholder proposal to be included in the proxy statement of Chevron (the "Company") for its 2015 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients.

We are filing on behalf of one of our clients, Carol Reisen (the Proponent), who has continuously held, for at least one year of the date hereof, 150 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments as well as submit shareholder proposals to companies in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2015 annual meeting of stockholders.

Zevin Asset Management is a co- filer for this proposal. As You Sow is the lead filer and we are giving them authority to negotiate on our behalf any potential withdrawal of this resolution. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please forward any correspondence relating to this matter to Zevin Asset Management. Please confirm receipt of this proposal to me at 617-742-6666 x308 or via email at sonia@zevin.com.

Sincerely,



Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

WHEREAS:

In response to growing carbon constraints, a transformation of the world's energy system is occurring in the form of energy efficiency increases, disruptive technology development, decreasing costs of renewables, and growing substitution. Analysts from Citi, Deutsche Bank and Statoil, among others, predict that global oil demand could peak in the next 10-15 years.

Recognizing the risks of climate change, global governments have agreed that "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degrees Celsius goal...." Making such a scenario more likely, U.S. and China leaders recently signed an historic accord to limit greenhouse gas emissions; similarly, European leaders have committed to a 40 percent reduction by 2030.

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

According to Carbon Tracker Initiative (CTI), twenty-six percent of Chevron's future project portfolio (2014-2050), representing $87 billion, requires at least $95 per barrel for a breakeven price, and 14 percent require a price of $115 per barrel. By the end of 2025, CTI expects high cost, unconventional projects to represent 36 percent of Chevron's potential future production.

Shareholders are concerned that shareholder capital is at increasing risk from capital expenditures on high cost, high carbon projects that may become stranded.

RESOLVED:

Shareholders request the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 10, 2014

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of Chevron from Carol Reisen. Zevin Asset Management, LLC is the investment advisor to Carol Reisen and filed a shareholder resolution on lobbying on Carol Reisen's behalf.

This letter serves as confirmation that Carol Reisen is the beneficial owner of the above referenced stock.

Sincerely,



Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com



UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 10, 2014

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 150 shares of common stock in Chevron (CVX) owned by the Carol Reisen.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of CVX and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the Carol Reisen is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Carol Reisen and is planning to co-file a shareholder resolution on Carol Reisen's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton

Cross, Scott

From: HANSEN, RICK E
Sent: Tuesday, December 23, 2014 3:32 PM
To: Cross, Scott
Subject: FW: Stockholder Proposal Submitted on Behalf of Carol Reisen

FYI.

Rick E. Hansen
Assistant Secretary and Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Rd., T3184
San Ramon, CA 94583
Tel: 925-842-2778
Fax: 925-842-2846
Cell: 925-549-1559
Email: rhansen@chevron.com

From: Julie Barthelemy [mailto:Julie@zevin.com]
Sent: Tuesday, December 23, 2014 11:40 AM
To: HANSEN, RICK E
Cc: Sonia Kowal
Subject: Stockholder Proposal Submitted on Behalf of Carol Reisen

This message contains attachments delivered via ShareFile.

- Letter of Appointment Carol Reisen - Carbon Asset Risk Executed.pdf (68.8 kB)
- Letter of Intent Carol Reisen - Carbon Asset Risk Executed.pdf (53.5 kB)

Download the attachments by clicking here.

Good afternoon Rick,

Please find attached to this email a Letter of Appointment and a Letter of Intent for the stockholder proposal that we have filed on behalf of Carol Reisen.

Feel free to contact me if you have any questions.

Kind regards,

December 10, 2014

Re: Appointment of Zevin Asset Management, LLC

To Whom It May Concern:

By this letter I hereby authorize and appoint Zevin Asset Management, LLC (or its agents), to represent me in regard to my holdings of Chevron Corporation in all matters relating to shareholder engagement – including (but not limited to):

- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and forward-looking. To a company receiving a shareholder proposal under this durable appointment and grant of authority, please consider this letter as both authorization and instruction to:

- Dialogue with Zevin Asset Management, LLC
- Comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Zevin Asset Management, LLC (address listed below)

Sincerely,



Signature

Carol Reisen
c/o Zevin Asset Management, LLC
11 Beacon St, suite 1125
Boston MA 02108

December 10, 2014

Re: Intent to Hold Shares of Chevron Corporation.

To Whom It May Concern:

By this letter I hereby express my intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This Statement acknowledges my responsibility under SEC rules, and applies to a shareholder proposal that is filed under my name. whether filed directly or on my behalf.

This Statement of Intent is intended to be durable. forward-looking. and is to be accepted by Chevron Corporation as my Statement of Intent in fulfilment of SEC Rule 14a-8.

Sincerely,



Signature

Carol Reisen
c/o Zevin Asset Management. LLC
11 Beacon St, suite 1125
Boston MA 02108

Cross, Scott

From: Cross, Scott
Sent: Monday, December 22, 2014 1:48 PM
To: 'sonia@zevin.com'
Cc: HANSEN, RICK E
Subject: Stockholder Proposal Submitted on Behalf of Carol Reisen
Attachments: Reisen.pdf

On December 11, 2014, we received your letter, postmarked December 10, 2014, on behalf of Carol Reisen submitting a stockholder proposal for inclusion in Chevron's proxy statement and proxy for its 2015 annual meeting of stockholders. We understand that Ms. Reisen wishes to co-file the same proposal previously submitted to us by the As You Sow and that entity will act as representative to Samajak LP as the lead on this proposal.

Please refer to the attached letter and enclosures for complete details.

Kind regards,

Scott T. Cross
Corporate Governance Analyst

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Rd., T3189
San Ramon, CA 94583
Tel: 925-842-5188
Fax: 925-842-2846
Cell: 925-548-7313
Email: scottcross@chevron.com





Rick E. Hansen
Assistant Secretary and
Managing Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road, T3120
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

VIA EMAIL (sonia@zevin.com)

December 22, 2014

Ms. Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Re: Stockholder Proposal Submitted on Behalf of Carol Reisen

Dear Ms. Kowal,

On December 11, 2014, we received your letter, postmarked December 10, 2014, on behalf of Carol Reisen submitting a stockholder proposal for inclusion in Chevron's proxy statement and proxy for its 2015 annual meeting of stockholders. We understand that Ms. Reisen wishes to co-file the same proposal previously submitted to us by the As You Sow and that entity will act as representative to Samajak LP as the lead on this proposal.

By way of rules adopted pursuant to the Securities Exchange Act of 1934, the U.S. Securities and Exchange Commission has prescribed certain procedural and eligibility requirements for the submission of proposals to be included in a company's proxy materials. I write to provide notice of certain defects in your submission, as detailed below, and ask that you provide to us documents sufficient to remedy these defects.

First, your letter did not include any documentation demonstrating that Ms. Reisen has granted Zevin Asset Management ("Zevin") sufficient authority to submit the proposal on ~~its~~ behalf. I acknowledge that your letter indicated that Zevin "has complete discretion over [Ms. Reisen's] shareholding account at UBS Financial Services, Inc., which means that we have complete discretion to buy or sell investment in [Ms. Reisen's] portfolio." What your letter did not say, however, is whether this discretion extends to the submission of stockholder proposals. In addition, to the extent you intended this statement to cover the submission of stockholder proposals, it is nonetheless insufficient because Ms. Reisen presumably has the ability to override Zevin's discretion.

In order for the proposal to be properly submitted by Ms. Reisen, Zevin must provide a copy of Zevin's authorization from Ms. Reisen to submit the proposal as Ms. Reisen's qualified representative. Absent such documentation, it would appear that the proposal is being submitted by Zevin, in which case Zevin must provide proof of its own ownership of at least $2,000, or 1%

of Chevron's shares entities to vote on the proposal for at least the one-year period preceding and including the date the proposal was submitted (December 9, 2014), as required by the Exchange Act Rule 14a-8(b)(2). To remedy this defect, please provide to us documentation demonstrating that Ms. Reisen has granted Zevin authority to submit the proposal on its behalf.

Second, Ms. Reisen has not provided a written statement that she intends to continue to hold the requisite number of Chevron shares through the date of Chevron's 2015 annual meeting of shareholders. Pursuant to Exchange Act Rule 14a-8(b)(2), when submitting a stockholder proposal for inclusion in a company's proxy statement a stockholder must provide a "written statement that [the stockholder] intend[s] to continue to hold the securities through the date of the meeting of stockholders" regardless of whether the stockholder or another party is providing proof of the stockholder's ownership.

Although your letter purports to provide such a statement, the statement is insufficient because you have not provided evidence of Zevin's authority to make such a statement on Ms. Reisen's behalf. In addition, to the extent your statement is based upon Zevin's discretion over Ms. Reisen's account, it is nonetheless insufficient because Ms. Reisen presumably has the ability to override Zevin's discretion. To remedy this defect, either (1) Ms. Reisen must submit a written statement that it intends to continue holding the requisite number of Chevron shares through the date of Chevron's 2015 annual meeting of stockholders; or (2) Zevin must provide documentation that it is authorized to make such a statement on Ms. Reisen's behalf.

I appreciate your attention to these matters. Your response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (rhansen@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receives this letter.

Copies of Exchange Act Rule 14a-8 is enclosed for your convenience. Thank you, in advance, for your attention to this matter.

Sincerely yours,



Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.